FORM 6 - K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934


                                 As of 4/30/2007



                                  Ternium S.A.
                 (Translation of Registrant's name into English)


                                  Ternium S.A.
                     46a, Avenue John F. Kennedy - 2nd floor
                                L-1855 Luxembourg
                               (352) 4661-11-3815
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

                            Form 20-F  X     Form 40-F
                                     -----            -----

      Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

                                Yes             No
                                     -----            -----


       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
                                 Not applicable

         Ternium to Obtain Control of Mexico-Based Grupo Imsa

    LUXEMBOURG--(BUSINESS WIRE)--April 30, 2007--Ternium S.A.
(NYSE:TX) announced today that it has entered into a definitive agreement under which it expects to obtain control of Grupo Imsa
S.A.B. de C.V. in Mexico for a total consideration (equity value) of approximately US$1.7 billion.

    Under the agreement, Ternium, or any of its subsidiaries, will make a tender offer in accordance with applicable Mexican law for all of the issued and outstanding share capital of Grupo Imsa at a price of US$6.40 per share. Concurrently with the consummation of the tender offer, Grupo Imsa's majority shareholders, owning approximately 90.4% of Grupo Imsa's issued and outstanding share capital, will have their shares redeemed in cash at the same price per share.

    Ternium will finance the transactions primarily through debt, for which bank commitments have been secured.

    Paolo Rocca, Ternium's Chairman commented: "Upon the completion of this transaction, Ternium will strengthen its position in North America, where more than 60% of its revenues will be concentrated. The integration of Imsa will expand Ternium's industrial capabilities in value added steel products in Mexico and in the USA, where it will have a team of more than 13,000 highly trained and committed employees."

    The transaction is subject to Mexican and U.S. antitrust clearances, approval by the Mexican securities regulator, and other customary conditions. It is expected to close in the third quarter of 2007.

Forward Looking Statements

    Some of the statements contained in this press release are "forward-looking statements". Forward-looking statements are based on management's current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include but are not limited to risks arising from uncertainties as to gross domestic product, related market demand, global production capacity, tariffs, cyclicality in the industries that purchase steel products and other factors beyond Ternium's control.

    About Grupo Imsa

    Grupo Imsa is a steel manufacturer with operations in Mexico, the United States and Guatemala. It has an annual production capacity of
2.2 million tons of hot rolled coils, 1.8 million tons of cold rolled products and 1.7 million tons of galvanized products. In addition, Grupo Imsa produces panels and other steel products. Grupo Imsa had net sales of US$3.4 billion in 2006.

    About Ternium

    Ternium is one of the leading steel companies in the Americas, producing a wide range of flat and long steel products. With operations in Mexico, Argentina and Venezuela and 18,000 employees, Ternium had net sales of US$6.6 billion and a production of 9.0 million tons of finished steel products in 2006.

    CONTACT: Ternium
             Investor Relations:
             Sebastian Marti, 866-890-0443
             Mexico: +52 (81) 8865 2111
             Argentina: +54 (11) 4018 2389
             www.ternium.com

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This report contains Ternium S.A.'s press release announcing that it will obtain control of Mexico-based Grupo Imsa.


                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                  TERNIUM S.A.


By: /s/ Roberto Philipps                       By: /s/ Daniel Novegil
    --------------------                           ------------------
Name: Roberto Philipps                         Name: Daniel Novegil
Title: Chief Financial Officer                 Title: Chief Executive Officer


Dated: April 30, 2007